Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: August 7, 2006

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States. This document does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer is made only pursuant to the official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, June 23, 2006, July 4, 2006, and July 5, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, dated June 7, 2006, an Amended and Restated Exchange Offer Prospectus, dated June 29, 2006, a prospectus supplement dated July 7, 2006, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Exchange Offer Prospectus, the prospectus supplement thereto, and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus, the prospectus supplement thereto and related documents are available on the SEC’s website at www.sec.gov.

FINAL TRANSCRIPT
Thomson StreetEventsSM
ARLOY.OTC - First Half Results - Press Presentation Event Date/Time: Aug. 02. 2006 / 7:00AM ET

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

C O R P O R A T E   P A R T I C I P A N T S

Joseph Kinsch Arcelor - Chairman Lakshmi Mittal Mittal Steel - Chairman and CEO Gonzalo Urquijo Arcelor - SEVP and CFO Aditya Mittal Mittal Steel - President and CFO
C O N F E R E N C E C A L L P A R T I C I P A N T S
Malcolm Locke
AFX News
Kirsha Ando
Nikkei Paris
Megan Nortas
Madetton Financial News
Julian Borchas
Reuters
Werner Sterbeck
FA Ded
Susanna Shields
Steel Business Briefing
Christopher Rivituso
Steel Week - Senior Editor
Mark Deverage
Metal Group Bulletin

P R E S E N T A T I O N Unidentified Speaker
Okay, gentlemen, please start the conference.
Joseph Kinsch - Arcelor - Chairman

Thank you. Good afternoon, good morning, ladies and gentlemen. We are together around the table, Mr. Lakshmi Mittal, Mr. Aditya Mittal and Mr. Gonzalo Urquijo and myself, Joseph Kinsch, Chairman of Arcelor. And, also, as we agreed, Lakshmi, the Chairman of the new company, Arcelor-Mittal.

During this day, we had different discussions and also the days before, in order to speak about the integration of our new group. I can tell you that we made a lot of progress and I will come later on to the conclusions of our discussions. But first, I think, we want to present the first half-year results, especially the second quarter results on a pro forma basis of our new group and we can say that we realized quite strong performances in the second quarter, especially due to recovery in volumes that we achieved again a lot of management gains and despite the very high raw material costs that we have to face, we could achieve these results.

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On the other side, the achievement of synergies in Ukraine with [KVV], we realized excellent performances of the [long projects] and also we have to realize the turnaround of our stainless activity. The net profit increased by 12% on a dollar basis and with 7% on a euro basis. This is quarter two compared to quarter one of this year.

This means, expressed in currencies, that we realized EUR2.1 billion, or EUR2.6 U.S. dollars of cash flow, generated from operation in this second quarter. For the future, we see further improvements. We have to consider that the market conditions will remain favorable in all sectors and markets. Underlying demand is good, and inventories for the moment are at the normal level. So that we can foresee further improvement of profit in quarter three and that we can put through some price increases and we announced also new price increases for the fourth quarter of this year.

The EBITDA guidance for 2006 for the combined entity, so Arcelor-Mittal, is confirmed at euros between 12 and 12.5 billion, or, expressed in American dollars between 15 to 15.6 billion. I have to add that following the recommended offer by Arcelor board of directors on June 25th, we are faced with successful offer from Mittal Steel, and we can see today that 92% of Arcelor shares were tendered to the Mittal Steel's offer.

This successful offer is resulting in a market capitalization of about EUR37 billion, or, expressed in American dollars, $47 billion American. And, with a free float of 55%.

I will hand over to Lakshmi Mittal in order to tell you some words about the highlights of the last quarter.

Lakshmi Mittal - Mittal Steel - Chairman and CEO

Good afternoon, ladies and gentlemen, and welcome to this first joint Arcelor-Mittal earnings call. It was now some five weeks since we held our press conference in Luxembourg to announce that the two companies had reached a recommended merger agreement.

Since that time, executives from the two companies have spent a lot of time and have built up a very good record which bodes well for the [inquisition] task ahead. As Mr. Kinsch said, 94% of Arcelor shares tendered in Mittal Steel's offer, which is a testimony of great support by the shareholders of Arcelor.

It has been another strong quarter for both Arcelor and Mittal Steel. We will be talking about this in greater depth later on, but I would like to take this opportunity to highlight the excellent performance of Mittal Steel in the second quarter with operating income increased by almost 50% from Q1 to $1.4 billion in Q2.

We have also announced for the first time today pro forma numbers of both the companies, which reflects the scale and scope of the new Arcelor-Mittal. The highlights from the second quarter are as follows. Net profit increased by 12% on a dollar basis to $1.6 billion and 7% on a euro basis to EUR1.3 billion.

Sales of the combined company increased by 8% on a dollar basis to $22.4 billion and 3% on a euro basis to EUR17.9 billion. Operating income increased by 16% on a dollar basis to $2.7 billion and 11% on a euro basis to $2.2 billion.

Cash flow from the combined entities had $2.1 billion euro, and net debt of EUR18.2 billion representing a gearing of 54% or net financial debt to EBITDA ratio of 1.6 times. I will now take the opportunity to expand a little on the market dynamics across the different product ranges. Firstly, flat products, in the Americas, we saw stable selling prices but an increase in volumes with better-than-expected cost reduction.

In Europe, we saw a strong demand in commodity products, but cost squeeze related to raw materials and energy. In Asia and Africa, we saw a strong underlying demand and price size, leading to profit recovery. Secondly, long products, in Americas we

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experienced a stable selling price and volume. In Europe, we reported strong results, supported by strong price, volume increase and synergies captured by [inaudible] in Ukraine.

In the stainless steel and alloys, there was a turnaround in the flat stainless activity, in distribution and services there were higher volumes with increasing margins and inventories remaining at the low level and this next slide shows the profit and loss highlights, which show the strong performance of the combined company with a turnover of $22.4 billion in U.S. terms and EUR17.8 billion in euro terms and EBITDA of 16.1%, which is $3.6 billion and about EUR2.9 billion. And the net result for the group for the quarter two is $1.6 billion, or EUR1.3 billion, and EPS of $1.20 or 96 euro cents. These results are on an IFR basis.

Importantly, the new Arcelor-Mittal, we have a more balanced business and financial model on account of improved product and geographic diversity, which we expect to create later on for more sustained and consistent performance going forward. Encouragingly, this is being recognized by the analyst community, who have been very enthusiastic about the prospects for the company.

We are in the final stages of announcing our management board, on which Mr. Kinsch will talk about it, but I am confident and I can assure you hat we are going to put up a very strong team to lead the combined company into the next exciting stage of its future and to ensure our continued global leadership.

Thank you.
Joseph Kinsch - Arcelor - Chairman

Thank you, Lakshmi. I think I have to add some words because you spoke about the management board. In order to tell you that during the last days we had long discussions about the new management board of our combined company, of the new company, Arcelor-Mittal, and Lakshmi Mittal and myself, we came to an agreement in order to submit a proposal to our board of directors about the composition of the new management board. So we will submit our proposal to our board of directors on next Friday.

Today, I can tell you that we will begin immediately with the integration of our two companies and that the new management board will be composed of six members, three members coming from the Arcelor side and three members coming from Mittal Steel's side.

After the agreement of our board of directors, we will announce immediately the names of the members of the new management board and also the name of the new CEO.

I will hand over to Gonzalo Urquijo in order to present results.
Gonzalo Urquijo - Arcelor - SEVP and CFO

Thank you, Mr. Kinsch and Mr. Mittal. I'm [very pleased]. I will highlight the Arcelor results. First comment, I believe we've had a good result in the first semester of the year 2006. Why? We have had a big cost increase with respect to last year. That's quantified at 1.8 billion. That means we've had a decrease in prices with respect to the 2005 of 960 million. What's even more important, our factors, our raw materials, have increased with respect to the previous year in another 900 million. That's a total of 1.8.

Let me give you just three elements. Zinc has increased in the first semester with respect to a previous of 250 million [inaudible] for the same amount and iron ore of approximately 118 million. But we've been able to compensate that with management gains. We're up to 350 million management gains in the first half of the year, and additionally to that with more volumes. The

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market was good, as Mr. Mittal said before in flat, in long, in stainless and in distributions, we have had a good reception in the market in respect to prices and to volumes. On the other hand, we have continued with our portfolio management.

What have we done? You know we sold at the beginning of the year Acindar. That was the tube business in Argentina. On the other hand, we purchased Dofasco. Number three, we purchased a control participation jointly with the Moroccan government in Sonasid, a steel company in Morocco. And fourth and not least, we sold the long product division of stainless steel. So we've been very active on the buying side and on the selling side.

We're in line with our value plan, because if you see our results, you haven't heard the legal ones, but our pro forma results for the first semester are 3.1 billion of EBITDA, so we are in line with that value plan. Next page, please?

If it we go sector by sector, and I won't repeat myself with Mr. Mittal, the first comment we have to say, strong profit on the Dofasco. In our legal accounts, you only see approximately 90 million. Why? It was due that in January and February Dofasco was not owned by Arcelor-Mittal, but it was still by the previous shareholders. On the other hand, we have been impacted by purchasing accounting. So a total result, if we take into account, we would have owned it since the first of January would have been 300 million for the first semester in Dofasco.

We assume the second part [inaudible] that it will be even better. We are happy with these results and integration is going along very well. Second point in flat, we are continuing our investment in this. You know we are expanding there from 5 to 7.5 billion tons. It will be completely functioning by the beginning of next year, and so that will give us 2.5 million more tons in Brazil with a very good margin.

With respect to long, long has performed very well in Europe. Even though scrap has been very high, we've even reached EUR230 per ton of scrap about a month, a month and a half ago in Europe, now it has decreased a bit. We've been able to maintain margins and volumes have been very good. We have a very good, sustainable business there in the European long products.

On the other hand, in Brazil, we continue to make a very good margin in the long products in Brazil. Third, stainless steel. We've seen a very important turnaround in stainless steel. Why? Various factors. First, even though we have had an enormous increase, a skyrocket increase in nickel prices, that is true, we have seen demand there. Inventories were low in a customer, in the steel service centers, so there has been a lot of demand.

There has been increases in prices also, and additionally to that we've performed much better in our European installations. As you know, we invested 230 million in the new melting shop in Belgium in Carinox, and that's performing better and better. And we hope that for the second semester, it will be at cruise speed, clearly.

Additionally from that, as I said before, we showed the long product division in stainless steel. Fourth and not least, in distribution and services, [ACS] and solutions, we have had higher volumes, clearly, and better margins.

First, our customers did not have stock [inaudible] sales. We see our customers are still at an adequate level of stock, additionally to that, our distribution in steel service centers have a bit more stock than at the end of the year, but there still are very good average levels of stock and we have seen an increase in demand and in better margins in our distribution activities, all around Europe.

Next page, please.

If you see our results, first comment I have to tell you on our results that when you compare them to the previous year, or to the quarters, we have changes in perimeters. Arcelor-Mittal is a dynamic company and it's constantly - it has a constant evolution. So what can I say? When we compare it to the previous year, we have some acquisitions, it has been Dofasco, it has been Sonasid. In Costa Rica, we have had a company also that we have had sales of Acindar and [Asiatech]. And also we saw that the beginning and first semester last year, the round products in Spain.

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Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

So the perimeters are not exactly the same. Now, if I go to the first half results, we're comparing, let's say, EUR3,400 million euros to 2,835. Now, there is a difference. I will tell you, as I said before, we had a cost squeeze of 1.8 billion, and volumes have only compensated in 650 million. So the net of all that is we have had a squeeze of 150 million when comparing.

Additionally from that, if we go below, I would like to tell you we have nonrecurring times, and I think this important. When we counted the first quarter results, we said we had impacts, a positive one, on the taxes because we merged the two Belgian holdings. On the other hand, we had a negative one on the financial ones. There is a [mean] there, of course, but additionally to that, we have put some other costs in the non-recurring. What has it been? We put the 140 million paid to Severstal and the [recourse] transaction or defense fees that were 42 million. That is a part of it, and in the third quarter, we see the second part of it.

That's why when you see the net result, we have been impacted by these let's say extraordinary factors on this. Thank you very much.

Aditya Mittal - Mittal Steel - President and CFO

Thank you. Good morning and good afternoon. I'm going to walk you through the results of Mittal Steel. We had an excellent quarter, not just a record but an excellent quarter from our perspectives. We had a 43% increase in operating profit on an IFRS basis. On a U.S. GAAP basis, that's a 50% increase in EBIT. Are EPS is up almost 36% on the first quarter. All of these numbers are higher than guidance and clearly better than what the market expected.

In terms of the specifics of our EBIT, our EBIT doubled in Europe, led by strong recovery in our European business and also helped by the improvement that is occurring Kryvorizhstal, the synergies that we are achieving there and the fact that we do not have any noise in terms of purchase accounting any more in our results.

There is corporate recovery in Asia and Africa, less than we anticipated. They will be more in the third quarter, and clearly an improved performance in the U.S. in our Americas business, driven primarily by excellent cost-cutting measures. We had a very strong cash flow in the second quarter as well. We have reduced our net debt by over $1 billion, 1.1 billion actually in the second quarter. And furthermore, we continue to remain excited about the prospects of the company in the next six months and specifically in the third quarter we expect our EBIT to increase by further 25%. This is based on Q2 levels.

Clearly, excellent results and excellent guidance in terms of our prospects. This confirms that we are on track in achieving the value plan of $7.3 billion of EBITDA for 2006. In terms of the synergies, I mentioned the excellent performance we have had at Kryvorizhstal where we have exceeded the synergy amount of $200 million and at ISG we continue to find more avenues to reduce costs and improve performance and achieve on an annualized basis 215.

Let me walk you through what went on in the specific regions. Clearly, in the U.S. there was an increase in [apparent] demand and spot price. Our selling price was stable, but we had better-than-expected cost reduction. This allowed an operating income increase of 33%.

In Europe, there was strong apparent consumption in the spot market and the price rises began to accelerate in the second quarter and will continue. Prices improved in almost all of our business units and our cost position was stable despite the raw material increase, partially because of our vertical integration and partially because of the cost-cutting measures we put in place at the beginning of the year.

Our operating income increased by almost 143% in Europe, supported by strong performance in Ukraine. Even excluding Ukraine, our EBIT in Europe doubled. And in terms of the specific operating number for Kryvorizhstal, we had about 17 million in the first quarter and the second quarter we recorded 318 million of EBIT. So clearly strong performance in all aspects of our European business, including Kryvorizhstal.

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Asia, Africa, clearly, the strong underlying demand and the Chinese price recovery spreading throughout Asia. We had a strong selling price recovery relating to spot price increases. EBIT only increased by 10%, a rather disappointing performance compared to our expectations, but we expect better performance in the second half of 2006.

Let me very quickly walk you through the key figures of Mittal Steel, and this second quarter, 9.2 billion in revenue, 1.7 billion of EBITDA, our margins of 18.4%, an EBIT result of 1.359 billion, net income of 900 and EPS of $1.27 per share. These are all IFRS numbers. There's a reconciliation to U.S. GAAP in the actual earnings release. And in terms of U.S. GAAP, clearly our net income and EBIT were higher. Net income is $1 billion to precisely 1.015 and EBIT is 1.517 and EPS of $1.44.

Let me just quickly talk to you about the market outlook and pro forma guidance for 2006. Excuse me. Generally, we believe the steel market is doing well. There is strong demand for our products on a global basis. There is a good supply environment. Inventory levels remain at average levels compared to historical trends. We continue to monitor inventory levels on a global basis, specifically at distribution and at the customer ends.

And at this point in time, we are not taking any actions in the third quarter in terms of correcting supply based on demand. In the fourth quarter, we are taking some limited action to anticipate a potential increase in inventory that might occur. And in terms of flat products in the U.S., we expect the underlying demand to remain solid. Average price increases will occur in the third quarter compared to the second, and we expect to address product for underlying demand in the fourth quarter.

In Europe, the second half markets should be much stronger than the first half, and there will be a production cut, not necessarily related to the market, but related to glass furnace relining, which is occurring here in Western Europe. Asia, Africa, strong underlying growth is expected to continue. In terms of long products, overall demand and remains table. In Europe, we do not believe the effects of a seasonal slowdown will impact long prices, as spot prices are forecasted to remain firm.

[inaudible] in terms of stainless, demand is very strong. Inventory levels are low and that's why we expect base price increases in the second half. Overall, our guidance for third quarter for the combined entity is expected to be between 3.1 and EUR3.3 billion. This excludes any purchasing accounting impacts that could happen. It's primarily a pro forma number in IFRS, and our EBITDA guidance for the full year is between 12 and EUR12.5 billion. You have the exchange rate at the bottom of the page, which is 1.25.

If you translate that into U.S. dollars, for the third quarter, we expect to earn 3.9 to $4.1 billion, and 15 to 15.6 billion for the full year.

With that, we can conclude the call.
Joseph Kinsch - Arcelor - Chairman

Thank you, Aditya, for your presentation. Thank you, Lakshmi. Thank you, Gonzalo.

And now we are at your disposal to answer to your questions, ladies and gentlemen.

Q U E S T I O N S A N D A N S W E R S Operator [OPERATOR INSTRUCTIONS].

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

Thank you. Our first question comes through from the line of Mr. Malcolm Locke from AFX News. Please go ahead with your question.

Malcolm Locke - AFX News

Good afternoon, a couple of questions. First of all, just on the management appointments, when are you going to submit these proposals? Is it by - you said by Friday. Is that Friday this week or Friday next week?

Joseph Kinsch - Arcelor - Chairman The answer is clear, it will be Friday of this week.
Malcolm Locke - AFX News

Friday of this week. And then the [inaudible] will be announced thereafter, is that correct?

Joseph Kinsch - Arcelor - Chairman
That's correct.
Malcolm Locke - AFX News

I thought in the merger document there were some names already that were going to be appointed to the board.

Joseph Kinsch - Arcelor - Chairman
Pardon.
Malcolm Locke - AFX News

I thought you already announced certain key names that were going to be sitting on the new, enlarged board. Is that not the case?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

No, on the new, enlarged board of directors, this is the board, the managing board. This is not about the board of directors.

Malcolm Locke - AFX News
Okay.
Lakshmi Mittal - Mittal Steel - Chairman and CEO

In the case of the board of directors, we have already announced that there will be six nominees from Arcelor and six nominees from Mittal Steel and there will be three union workers council nominees, and three will be shareholders representative. So that

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is about the board of directors, and what Mr. Kinsch had just said is about the managing board. The managing board, Mr. Kinsch has just said that both of us have agreed to have six members on the managing board, three from Mittal's side and three from Arcelor's side, and this is subject to the approval of the board of directors, because this is the process which is to be followed. And once the board of directors has approved this, we will announce the names on Friday afternoon.

Malcolm Locke - AFX News Of the management board?
Lakshmi Mittal - Mittal Steel - Chairman and CEO
That's right.
Malcolm Locke - AFX News

Okay, another questions that was Arcelor's quarter two net profits I think came in below some analysts' expectations today and some were saying that this is because you repaid the rate fees Severstal. Can you confirm that?

Joseph Kinsch - Arcelor - Chairman

Yes, there's two issues, I believe. We have already paid the rate fee to Severstal of 140 million, but we put that below the EBITDA, so you don't see it in the EBITDA. Now, with respect to the expectations for Q2, we do have to say that we've been heavily impacted by the price squeeze in the sense we've had increase of our raw materials, and we haven't see all the increases in prices, which we will see in the third and the fourth quarter.

So we've seen the negative part. That has been zinc, it has been coal, it has been scrap, it has been iron ore. But we haven't seen the increase, especially in France, of all the flat products. So that's why we have been impacted by that. Additionally, we did have some extraordinary elements.

There was the Dofasco stock options. We had some improved shareholder [inaudible], and we usually take this process. So we were impacted by 140 million in the EBITDA level extraordinary, so that has impacted also. Okay?

Malcolm Locke - AFX News

Okay, and just one final quick one. The Brazilian stock exchange regulatory authorities said that they think you should make a statutory move to buy out the minority holding for Arcelor Brazil. Can you say what your reaction to that is and how much that minority might cost you to buy out?

Gonzalo Urquijo - Arcelor - SEVP and CFO

Look, it is true, but I think it hasn't been the official [CVN]. It's been the technical committee they had. That's my first comment. Second one, we remain in our position. Our position hasn't been a change of control. That's why we are not obliged to do an MTO on the Brazilian minorities. Why? Because if everybody tenders to the offer, the shareholders of the ex-Arcelor will have majority. So there is no change of control.

Now, the technical people in Brazil have said this because only 92% have tendered, so now the percentages that the old Mittal shareholders have majority. But as you know, we have opened now the offer, then in function that we have more than 95 or

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not, we'll go to another offer or squeeze-out that will have to be seen and decided by the new board. So at the end, we will come back to the 50.5, 49.5, so we're still at where we were at 0.1. We believe we're not obliged to do an MTO on minorities in Brazil, and that is our clear and firm position.

Malcolm Locke - AFX News
Okay, thanks.
Operator

Thank you. Our next question comes through [Kirsha Ando] from [Nikkei Paris]. Please go ahead with your question.

Kirsha Ando - Nikkei Paris

[inaudible] I have two questions. One is about Mr. Guy Dollé. He's not here even at the press conference this afternoon, but I think at the press conference of the merger agreement of two companies, Mr. Kinsch told us that Mr. Guy Dollé will be involved as much as he could until the integration is completed. So, at this date, what role is he playing?

And, secondly, it looks like Dofasco's is very good. It's contributing very much to also performance and profit. But as it becomes more and more important and it becomes more and more integrated, I think it will be difficult to do what Mittal wants to do with Dofasco, which is to separate it. How are the talks to overcome that difference going on?

Joseph Kinsch - Arcelor - Chairman

The first part of the question, about the role of Guy Dollé. First, I have to tell you that naturally Guy Dollé is in the country. He's on holidays for the moment. That's why he is not present today. But he is informed about all our discussions we have about the future of this company. And in accordance with himself, we decided to see the future of the company and to build up also a management team of the future of this company.

Guy Dollé told us that he will be part of the integration in the future if we need him, if we need his help, and that he will do everything to sustain this company for the future.

The second part?
Gonzalo Urquijo - Arcelor - SEVP and CFO

Thank you, Mr. Chairman, Mr. Kinsch. Second part. First, I think there's three issues. First, Dofasco is not an integration issue. It's completely beyond integration. It has never been an issue, I believe, between both Chairmen or between the board of directors.

Number two, Dofasco is performing well. It has to perform even better. If you take into account, if we would have had the company, as I said, since the 1st of January, it has done approximately $300 million in EBITDA, so that shows you what it can do over the year.

And we have improvement plans that should take it much higher, I repeat, much higher than that. We also had one we had announced in the value plan. It was a plus 200. We believe we are going to surpass that. It's going to be much higher than that. That is the second point, so very good results. And it is an integrated company.

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Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

But, I have to say, the Chairman of Mittal, around his board and his management board, are trying to do all what they can to sell this company, because they had a compromise with the DOJ and also an agreement with TK. But we are sorry to say it is not possible to sell Dofasco. There is an independent board that is the board of directors of the Dutch Foundation of the [Stichtim]. So it is virtually not possible legally to sell Dofasco. That's what we can say to that.

It's an excellent company, to conclude, and it's not possible legally to sell this company.

Kirsha Ando - Nikkei Paris

So why don't you tell us what happens? You just keep it this way for a while?

Gonzalo Urquijo - Arcelor - SEVP and CFO Yes, we keep it because it cannot be sold. That's it.
Aditya Mittal - Mittal Steel - President and CFO

We believe both Arcelor and Mittal Steel are obliged to follow the consent decree that we have filed with the Department of Justice, which is to dispose of Dofasco. However, Dofasco is a Dutch Foundation, the Stichtim. This S-3, as we have known it now, and as a result, the Stichtim is around for a couple of year and we cannot comply with the consent decree as the Stichtim is dissolved, which is not in our power to dissolve.

Kirsha Ando - Nikkei Paris Okay, thank you.
Operator

Our next question comes through from the line of [Megan Nortas] from [Madetton Financial News]. Please go ahead with your question.

Megan Nortas - Madetton Financial News

Good afternoon, gentlemen. I just had another question on the management board you're going to announce next Friday. The six persons is including the new CEO?

Joseph Kinsch - Arcelor - Chairman The answer is yes.
Megan Nortas - Madetton Financial News Okay. That was my question. Thanks.

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

Operator

Thank you. Next question comes through from the line of [Julian Borchas] from Reuters. Please go ahead with your question.

Julian Borchas - Reuters

Yes, I just wanted to know what the prospects of buying a stake in Laiwu in China. There's been some comments in the Chinese press that say the Chinese authorities may be concerned following the merger. Could you just give us an update on that front? Thanks.

Joseph Kinsch - Arcelor - Chairman

Yes, as an update, we can tell you we've all read what came out in the press with Laiwu and Jinan. But our prospects have continued. Nothing has changed for us and we continue with the idea of buying a minority stake in Laiwu. There will be a merger, we will have to consider that, but our strategy has not changed with respect to Laiwu.

Operator

Thank you. Yes, our next question comes through from the line of [Werner Sterbeck] from [FA Ded]. Please go ahead with your question.

Werner Sterbeck - FA Ded

Good afternoon, sir. I have two questions. Rather a lot about the rising costs in the first two quarters and in Arcelor's report I saw around about EUR185 million, I think, costs of the takeover process in the last months.

Can you give us the figure altogether for both companies for those costs, and your expectation, what will it cost to integrate those two companies to one Arcelor-Mittal, the cost I mean for the next months and years.

The second question, in the reports we'll see net debt in each company around about 5, 6 billion and in the pro forma sheet, we've spoken about 18 billion net debt. Can you explain what's different? Is it the cash part, which is paid in July for the actual Arcelor shareholders that tendered their shares? Thank you.

Aditya Mittal - Mittal Steel - President and CFO

Thank you. You're absolutely right. The 18 billion net debt figure includes the cash portion paid out in July. The pro forma is prepared on a 92% basis, so the net income is 92% and the cash amount is also for the 92%. So there could be a marginal increase in that cash payout, but there will be further earnings in the third quarter. We believe that is the peak net debt level for the company this year, borrowing any new acquisitions.

In terms of the overall acquisition expenses at Mittal Steel, we are capitalizing these expenses as part of purchase accounting. The total amount we estimate is $170 million. This includes the cost for financing and a significant part of arranging the EUR8 billion is captured in the 170, and I believe Arcelor's number is 185 in euros, but I'll ask Gonzalo to expand on that?

Gonzalo Urquijo - Arcelor - SEVP and CFO

Thank you, Aditya. In the first quarter or semester, as Aditya was saying, we put 180. It's 140 of the Severstal breakup fee on one hand, and it is 42 what we called the defense cost. Now, that is only a part of it. In the third quarter, we have an additional part.

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

I think it will be in line with what Aditya has just said for Mittal Steel costs. That is a total cost apart from the breakup fee of around between 120 and 140. We haven't closed it completely. We are still ending negotiations, so that's where we are now.

Thank you.
Operator

Thank you. Our next question comes through from the line of [Susanna Shields] from Steel Business Briefing. Please go ahead with your question.

Susanna Shields - Steel Business Briefing

Hello, yes, I've got two questions. The first one is regarding Dofasco. The U.S. Justice Department has said that if you don't dispose of Dofasco, you could dispose of another company. I was wondering if you have any alternatives there if you don't sell Dofasco.

The second question is, when will you be able to give us more details on the setting up of the new company on how the operations are going to be run? That's it.

Aditya Mittal - Mittal Steel - President and CFO

Sure. In terms of the U.S., you're absolutely right. We have to comply with the consent decree, which is to dispose Dofasco. To the extent that we cannot comply with the consent decree for whichever reason, and in this case it is probably the Stichtim that is in place, we then have to look at alternative assets. The alterative assets which have been identified are Weirton and Sparrow's Point. We believe we can find a strategic industrial and financial solution both for the employees of one of these companies, as well as for the general steel industry in North America and for our shareholders.

In terms of the new company, as has been said earlier, on Friday, the new management board will be announced, the new CEO, et cetera. And then I believe that there is an investor day scheduled in September. At that point in time, we will get into more details as to how the company will be managed, what are the integration timelines, who is responsible for the integration, how we report results, currency, accounting and all of those issues. We will provide you more details on that in September.

Susanna Shields - Steel Business Briefing
Okay, thanks.
Aditya Mittal - Mittal Steel - President and CFO
Okay, thank you.
Operator

Thank you. Our next question comes through from the line of Christopher Rivituso from Steel Week. Please go ahead with your question.

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

Christopher Rivituso - Steel Week - Senior Editor

Thank you very much. I just have a couple of questions, again, about the possible sell off of assets in the United States. Mr. Mittal, you had mentioned Sparrow's Point and Weirton as possible targets to sell off in case the sell off of Dofasco is unsuccessful.

What I wanted to know is, would it be both of them, or could it be either one of them? As well, I was hoping you might be able to tell me over what time frame this would happen?

Aditya Mittal - Mittal Steel - President and CFO

It's Weirton or Sparrow's. It's one of them, it's not Weirton and Sparrow's.

Christopher Rivituso - Steel Week - Senior Editor
Okay, got it.
Aditya Mittal - Mittal Steel - President and CFO

I believe the consent decree is valid I think for 90 days, and there's 90 or [190] days in which we have to choose among these assets.

Christopher Rivituso - Steel Week - Senior Editor
Okay.
Aditya Mittal - Mittal Steel - President and CFO

So it's a short time frame, at the end of the year is a realistic goal.

Christopher Rivituso - Steel Week - Senior Editor

Okay, but you said that you'd have 90 days to choose one of the assets. By when would you have to actually sell it off, and has anyone approached you or has anyone given any indication that they would be interested in either of these assets.

Aditya Mittal - Mittal Steel - President and CFO

First of all at this point in time we are focused on complying with the consent decree, as we have to as a company, and after that we are focused on disposals. Number two, it is not necessarily just our choice. We have to discuss and agree with the Justice Department which one of the assets it is. Because it depends a little bit on the solution in terms of who the strategic buyer is and if they feel that the buyer has industrial capability and is strong, then it results in the competition issues as well.

Christopher Rivituso - Steel Week - Senior Editor

Okay, very good. I also wanted to know, then. In case you are unable to sell to Dofasco - in case you are unable to sell Dofasco to TK, is there any sort of concession that you have to make to TK? Are there any sort of a withdrawal fee or something of that nature?

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

Aditya Mittal - Mittal Steel - President and CFO

There are no fees or any other concessions that we have to make to ThyssenKrupp.

Christopher Rivituso - Steel Week - Senior Editor

Okay, very good. Last question, if I may. Some people have been saying that it seems as though the Chinese government has taken a bit of a little bit of time to approve Arcelor's acquisition of about 35% in Laiwu. Is there any concern by either Mittal or Arcelor that the Chinese government could be stepping back or might have second thoughts about this?

Lakshmi Mittal - Mittal Steel - Chairman and CEO

At this time, we are not aware of any concern. We believe that since this merger has taken place it is now time to engage the Chinese government in dialogue and explain to them our long-term and medium-term strategy, because Mittal Steel is also already a partner with Hunan Valin and Arcelor has signed an agreement with Laiwu, and Laiwu in turn has expressed an intention to merge with Jinan. So now it is time that we engage them in a dialogue and to explain to them our strategy. And we understand from the Chinese government how to proceed this merger vis-à-vis our presence in China.

And I am confident that the Chinese government will definitely like the largest company like Arcelor-Mittal to have a stronger and a long-term presence in China.

Christopher Rivituso - Steel Week - Senior Editor Okay, very good. Thank you very much.
Operator

Thank you. Our last question through from the line of Mr. [Mark Deverage] from Metal Group Bulletin. Please go ahead with your question.

Mark Deverage - Metal Group Bulletin

Yes, good afternoon, gentlemen. I just wanted to know whether the plans to divest the sections plants in Europe are still on track.

Aditya Mittal - Mittal Steel - President and CFO
Yes, they are.
Mark Deverage - Metal Group Bulletin

And particularly with the German and the Italian plants, I've heard there's been some opposition to those. How are you dealing with that opposition?

F I N A L T R A N S C R I P T

Aug. 02. 2006 / 7:00AM, ARLOY.OTC - 2006 First Half Results - Press Presentation

Aditya Mittal - Mittal Steel - President and CFO We have not encountered any opposition. No, none.
Mark Deverage - Metal Group Bulletin So when can we expect those divestments to take place.
Lakshmi Mittal - Mittal Steel - Chairman and CEO

I think we shouldn't speak of days because at the end we're going to divest, and that's a tough negotiation, and so I don't think we should speak of time limits to that. We have to see the best solution and the new management board will propose something to the new board of directors, so I think it's better not to talk, more prudent, of dates.

Thank you.
Aditya Mittal - Mittal Steel - President and CFO
Thank you.
Mark Deverage - Metal Group Bulletin
Yes, thank you.
Operator

Thank you. That concludes today's conference call. You may now replace your handsets.

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